

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 11, 2012

<u>Via E-Mail</u>
Paul Scrivano, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

> **Re: Complete Genomics, Inc.**
> **Amendment No. 1 to Schedule TO filed on October 9, 2012**
> **Filed by Beta Acquisition Corporation and BGI-Shenzhen**
> **File No. 5-85871**

Dear Mr. Scrivano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>Source and Amount of Funds, page 13</u>

1. We note your response to comment one in our letter dated October 2, 2012. Please revise to clarify that the terms of the three commitment letters are based on an oral understanding with the banks and are subject to amendment. Disclose when the terms of the loans will be finalized and what disclosure will be provided if the final terms differ from the terms based on the oral understanding with the banks.

2. We note your response to comment four in our letter dated October 2, 2012. Given that CCB has provided only a tentative commitment letter, please advise us as to why the bidder believes that the offer is fully financed. Refer

to Instruction 2(b) of Item 10 of Schedule TO. It appears that there is some uncertainty as to the financial commitment beyond standard market-out provisions and customary conditions.

3. We note that the CCB tentative commitment letter is subject to "the Merger passing CCB's loan approval procedures" and "Parent fulfilling all the conditions set out in CCB's loan approval requirements." Please revise to further describe CCB's loan approval procedures and loan approval requirements.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions